NEWS RELEASE

FOR IMMEDIATE RELEASE

CONFERENCE CALL ANNOUNCEMENT

SECOND QUARTER 2008 RESULTS AND DISCUSSION

Friday, July 25, 2008

11:00 a.m., Eastern Time

CE Franklin Ltd. will release its earnings report for the Second Quarter Ended June 30, 2008, through CNW Group, on Thursday, July 24, 2008 after the close of the markets.  It will also be posted on the Company’s website at http://www.cefranklin.com.

The Company will then host its financial analyst conference call on Friday, July 25, 2008 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time) to discuss its earnings report for the Second Quarter Ended June 30, 2008.

Participants may join the call by dialing 1-416-644-3415 in Toronto or dialing 1-800-732-9307 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the Passcode of 21275119 followed by the pound sign and may be accessed until midnight Monday, August 4, 2008.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2317040 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

Thank you for your interest in CE Franklin. We look forward to your participation in the conference call.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 44 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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